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                                November 13, 2020

       Longjiang Li
       President
       Bymax Corp.
       North District Sunshine Home Unit 2
       Floor 6, Ste. #201, Inner Mongolia
       Manzhouli City F4 021400

                                                        Re: Bymax Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed October 29,
2020
                                                            File No. 333-240750

       Dear Mr. Li:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 13, 2020 letter.

       Amendment No. 2 to Form S-1 filed October 29, 2020

       Exhibit 23.1, page 1

   1. Please include a currently dated consent from your independent registered public accounting firm with
amendments to your registration statement. Refer to Item 16(a) of
                                                        Form S-1 and Item
601(b)(23) of Regulation S-K.
       Government Regulation, page 28

   2. We note your response to prior comment 1, which states that you have "updated [your]
                                                        Government Regulation
section." We also note your updated disclosure starting on page
                                                        29, and that "[y]our
activities [o]n the Internet could be restricted by the regulations of the
 Longjiang Li
Bymax Corp.
November 13, 2020
Page 2
         PRC   s authorities." However, it remains unclear whether you have obtained a license to
         provide internet content from the PRC. Thus, we re-issue our comment in part. If you have received such a license, as your response and updated disclosures seem to suggest, please revise your registration to affirmatively state as much. If you have not obtained such a license, please revise your disclosure to describe the process of seeking an internet content provider license from the PRC.

       You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at (202) 551-3264 with any other questions.



FirstName LastNameLongjiang Li                                 Sincerely,
Comapany NameBymax Corp.
                                                               Division of
Corporation Finance
November 13, 2020 Page 2                                       Office of Trade
& Services
FirstName LastName